UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

June 13, 2023

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

The Scalpel, 18th Floor, 52 Lime Street

London EC3M 7AF

United Kingdom

+44-794-116-6696

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On June 9, 2023, VivoPower International PLC (the “Company”) entered into a Subscription Agreement (the “Subscription Agreement”) with the ASEAN Foundation (“ASEAN Foundation”), pursuant to which the Company agreed to issue to the ASEAN Foundation warrants (the “Warrants”) exercisable for an aggregate of 869,411 ordinary shares at an exercise price of $0.60 per ordinary share, subject to approval by the Company’s shareholders. The Warrants are being issued to the ASEAN Foundation in lieu of the compensation owed to Mr. Chin for service as the Company’s CEO and Chairman. Each Warrant will be exercisable twelve months from the issuance date and will expire five years from the initial exercise date. The Warrants and the ordinary shares issuable upon the exercise of the Warrants are not being registered under the Securities Act of 1933, as amended (the “Securities Act”), and were offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act, and Rule 506(b) promulgated thereunder.

The foregoing description of the Warrants and Subscription Agreement do not purport to be complete and are subject to, and qualified in their entirety by the Form of Warrant and Form of Subscription Agreement attached as Exhibits 4.1 and 10.1, respectively, to this Current Report on Form 6-K, which is incorporated by reference herein.

This Form 6-K, including the exhibits hereto, is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Numbers 333-227810, 333-251546 and 333-268720), on Form F-3 (Registration Number 333-251304) and on Form F-1 (Registration Number 333-267481) and to be a part thereof from the date on which this report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit 4.1 — Form of Warrant

Exhibit 10.1 — Form of Subscription Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 13, 2023	VivoPower International PLC

/s/ Kevin Chin
Kevin Chin Executive Chairman